EXHIBIT (a)(1)(iv)

ASURE SOFTWARE, INC.

AGREEMENT TO TERMS OF ELECTION

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS FOR RESTRICTED STOCK UNITS, DATED DECEMBER 16, 2019, AS AMENDED DECEMBER 26, 2019 (AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, THE “OFFER TO EXCHANGE”).

If you would like to participate in this offer, please indicate your election by checking the applicable boxes on the Offer Election Form and submitting it to Asure Equity Administration by 11:00 p.m. Central Time on January 27, 2020 (unless the offer is extended).

You may withdraw this election by submitting a new properly completed Election Form to Asure Equity Administration prior to the expiration date, which will be 11:00 p.m. Central Time on January 27, 2020, unless we extend the offer.

All Election Forms should be sent to Asure Equity Administration at:

Asure Software, Inc.

Attn: Asure Equity Administration

3700 N. Capital of Texas Highway, Suite 350

Austin, Texas 78746

Email: optionexchange@asuresoftware.com

By electing to exchange my eligible options, I understand and agree to all of the following:

1. I hereby agree to exchange my eligible options indicated on the Election Form for new RSUs as determined in accordance with the Offer to Exchange on the terms of the offer as set forth in the Offer to Exchange of which I hereby acknowledge receipt. Each eligible option indicated on the Election Form will be cancelled, on a grant-by-grant basis, on January 27, 2020 or, if the offer is extended, on the extended expiration date. Any new RSUs, as determined in accordance with the Offer to Exchange, will be granted to me on January 27, 2020, in accordance with the terms of the offer or, if the offer is extended, on the expiration date of the extended offer will be made to me promptly after such date.

2. The offer is currently set to expire at 11:00 p.m. Central Time on January 27, 2020, unless Asure Software, in its discretion, extends the period of time during which the offer will remain open.

3. If I cease to be an active employee of Asure Software or its majority owned subsidiaries or otherwise cease to remain eligible to participate before the expiration of the offer, I will not receive any new RSUs. Instead, I will keep my current eligible options and they will expire in accordance with their terms.

4. If I tendered some of my eligible options, and would like to tender additional eligible options for exchange, I must deliver a properly completed and signed Notice of Withdrawal/Change of Election Form to Asure Equity Administration, whose mailing information is described in the Election Form, indicating all eligible options I wish to tender, including those listed on my original Election Form. This Notice of Withdrawal/Change of Election Form must be signed and dated after my original Election Form, and it must list all of the eligible options I wish to tender for exchange. Upon the receipt of such a properly filled out, signed and dated Notice of Withdrawal/Change of Election Form, any previously submitted Election Form or Notice of Withdrawal/Change of Election Form will be disregarded and will be considered replaced in full by the new elections. I will be bound by the last properly submitted Notice of Withdrawal/Change of Election Form received by Asure Equity Administration prior to 11:00 p.m., Central Time, on January 27, 2020, or else my original Election Form if no elections are received.

5. The tender of my eligible options pursuant to the offer may be withdrawn at any time prior to the expiration of the offer. If the offer is extended by Asure Software beyond that time, I may withdraw my election at any time until the extended expiration date of the offer. To withdraw my tendered eligible options, I must deliver a properly completed and signed Notice of Withdrawal/Change of Election Form to Asure Equity Administration. Withdrawals may not be rescinded, and any eligible options withdrawn from the offer will thereafter be deemed not properly tendered for purposes of the offer, unless my eligible options are properly re-tendered before 11:00 p.m., Central Time, on the Expiration Date by following the procedures described above.

6. The tender of some or all of my eligible option grants will constitute my acceptance of all of the terms and conditions of the offer. Acceptance by Asure Software of my eligible options pursuant to the offer will constitute a binding agreement between Asure Software and me upon the terms and subject to the conditions of the offer.

7. I am the registered holder of the eligible options tendered hereby, and my name and other information appearing on the Election Form are true and correct.

8. I am not required to tender some or all of my eligible options pursuant to the offer.

9. ASURE SOFTWARE AND/OR ANY INDEPENDENT FIRMS HIRED WITH RESPECT TO THE OFFER CANNOT GIVE ME LEGAL, TAX OR INVESTMENT ADVICE WITH RESPECT TO THE OFFER AND I HAVE BEEN ADVISED TO CONSULT WITH MY PERSONAL LEGAL, TAX AND INVESTMENT

ADVISORS AS TO THE CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

10. Under certain circumstances set forth in the Offer to Exchange, Asure Software may terminate or amend the offer and postpone its acceptance of the eligible options I have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.

I understand that none of the officers or employees of Asure Software, the board of directors of Asure Software or the compensation committee of the board of directors of Asure Software is making any recommendation as to whether I should exchange or refrain from exchanging my eligible options, and that I must make my own decision whether to tender my eligible options, taking into account my own personal circumstances and preferences. I understand that the new RSUs may decline in value. I further understand that past and current market prices of Asure Software common stock may provide little or no basis for predicting what the market price of Asure Software common stock will be in the event I elect to exchange my options in accordance with the terms of this offer or at any other time in the future.

This Agreement does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) this Agreement to Terms of Election; and (4) the 2018 Incentive Award Plan, and the Form of Restricted Stock Unit Agreement.